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                               Crown Vantage Inc.                  Exhibit 3.1
                    Amendment to the Bylaws of Crown Vantage



Following is the amended Bylaw approved by the Board of Directors on March 16, 1998.

ARTICLE II - Section 2.2

     Number and Term. The number of directors of the Corporation shall be seven. This number may be changed from time to time by amendment to these Bylaws to increase or decrease by 30 percent or less the number of directors last elected by the stockholders, but only the stockholders may increase or decrease the number by more than 30 percent. No decrease in number shall have the effect of shortening the term of any incumbent director. Each director shall hold office until his death, resignation or removal or until his successor is elected.